UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

eFleets Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

28225B105

(CUSIP Number)

Thomas Rose, Sichenzia Ross Friedman Ference LLP, 61 Broadway, 32nd Floor, New York, NY 10006

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

5/22/2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28225B105	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John Maguire
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 860,863 (1)
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 860,863 (1)
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 860,863 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8% (2)
14.

TYPE OF REPORTING PERSON (see instructions)

IN

(1)   Represents 662,196 shares of the Issuer’s Common Stock owned by the Maguire Joint Revocable Trust, of which the Reporting Person is Trustee. As trustee of the Maguire Joint Revocable Trust, the Reporting Person has sole authority to direct the votes owned by the Maguire Joint Revocable Trust. Also includes 198,667 shares of the Issuer’s Common Stock issuable to the Reporting Person upon exercise of the options that are vested or will vest within 60 days of this statement.

(2)   This percentage is based on 8,569,508 shares of the Issuer’s Common Stock outstanding as of February 26, 2014.

CUSIP No. 28225B105	13D	Page 3 of 4 Pages

Item 1.  Security and Issuer.

This statement relates to the Common Stock, par value $0.001 per share (the “Common Stock”) of eFleets Corporation, a Nevada corporation (the “Issuer”).

The Issuer’s principal executive offices are located at:

7660 Pebble Drive

Fort Worth, Texas, 76118

Item 2.  Identity and Background.

(a)          John Maguire (the “Reporting Person”)

(b)          The principal business address of the Reporting Person is 7660 Pebble Drive, Fort Worth, Texas, 76118.

(c)          Secretary, eFleets Corporation.

(d)          In the last five years, the Reporting Person has not been has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)          In the last five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Citizenship: United States

Item 3.  Source or Amount of Funds or Other Consideration.

On May 22, 2013, pursuant to the Agreement of Merger and Plan of Reorganization (the “Merger Agreement”) previously disclosed by the Issuer on the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on May 23, 2013 entered into by and between the Issuer, Good Earth Energy Conservation, Inc., a Delaware corporation (“Good Earth”), and Numbeer Acquisition, Inc., a Nevada corporation and wholly-owned subsidiary of the Issuer, the Issuer issued the Maguire Joint Revocable Trust , of which the Reporting Person is trustee, 662,196 shares of the Issuer’s Common Stock in consideration for the shares of Good Earth owned by the Reporting Person and 198,667 options to purchase the Issuer’s Common Stock in consideration for the Reporting Person’s options to purchase shares of the common stock of Good Earth. The options to purchase the Issuers’ Common Stock owned by the Reporting Person have an exercise price of $1.13 per share, with an expiration date of June 14, 2021.

Item 4.  Purpose of Transaction.

The Reporting Person entered into the above-described transaction to effect a change in control of the Issuer.

Since the closing of the Merger Agreement, the Issuer’s principal focus has changed from selling a beer control system to the design, development and manufacturing of all-electric fleet vehicles.

In connection with the Merger Agreement, Anthony Vaz, the sole director of the Issuer prior to the Merger, appointed James M. Hawes, James R. Emmons, Greg Horne, Robert S. Kretschmar, and the Reporting Person to fill the vacancies on the Issuer’s board of directors. Anthony Vaz then resigned his position as a director of the Issuer.

Also, in connection with the Merger Agreement, Anthony Vaz, the sole officer of Issuer appointed James R. Emmons as President, Chief Executive Officer, and Chief Financial Officer of the Issuer and Greg Horne as Chief Technical Officer and Assistant Secretary of the Issuer. Anthony Vaz then resigned his position as an officer of the Issuer.

On January 30, 2014, the Issuer filed Articles of Merger with the Secretary of State of Nevada, pursuant to which the Issuer’s wholly-owned subsidiary, eFleets Corporation (formed solely for the purpose of effecting a change in the name of the Issuer), merged into the Issuer and the Issuer changed its name from Numbeer, Inc. to eFleets Corporation.

Except as described above, the Reporting Person does not have a definitive plan, arrangement or understanding to seek to cause the Issuer to be merged, reorganized or liquidated, to sell or transfer any assets of the Issuer, to cause the Issuer to change its current board of directors or management, to cause any material change to its capitalization, dividend policy, business, corporate structure, charter or bylaws, to cause the common stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or to take any action similar to the above.

Item 5.  Interest in Securities of the Issuer.

The Reporting Person is the trustee of the Maguire Joint Revocable Trust, which owns 662,196 shares of the Common Stock of the issuer. As trustee of the Maguire Joint Revocable Trust, the Reporting Person has sole authority to direct the votes owned by the Maguire Joint Revocable Trust.

The Reporting Person also owns 198,667 shares of the Issuer’s Common Stock issuable to the Reporting Person upon exercise of the options that are vested or will vest within 60 days of this statement. Pursuant to Rule 13d-3(d)(1), he is deemed the beneficial owner of said shares, and is therefore also deemed to have sole voting power over said shares. Based on 8,569,508 shares of the Issuer’s Common Stock outstanding as of February 26, 2014, the Reporting Person beneficially owns 9.8% of the Issuer’s Common Stock as calculated in accordance with Rule 13d-3(d)(1).

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, agreements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

1.	Agreement of Merger and Plan of Reorganization entered into by and among Good Earth Energy Conservation, Inc., a Delaware company, Numbeer Acquisition, Inc., a Nevada company and the Issuer dated as of May 22, 2013, filed as an exhibit to the Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 23, 2013 and incorporated herein by reference.

CUSIP No. 28225B105	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ John Maguire Insert Name

3/10/2014 Insert Date